Exhibit 99.1

PERDIGÃO AGROINDUSTRIAL S.A.

CNPJ-MF 86.547.619/0001-36

EXTRACT FROM THE MINUTES OF THE  1ST/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 19 2009, at 09:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: All Board members. PRESIDING OFFICIALS: Nildemar Secches, Chairman and Ney Antonio Flores Schwartz, Secretary to the Meeting. DECISIONS TAKEN: 1) Termination of Appointed Directors:  The Board decided to approve the termination of the period of office of Paulo Ernani de Oliveira, Operations Director, for reasons of retirement, and Institutional Relations Director Ricardo Robert Athayde Menezes. It also decided to approve a vote of acknowledgement of the excellent services rendered the Company by Paulo Ernani de Oliveira and Ricardo Robert Athayde Menezes. 2) Election of a Member to the Senior Advisory Board: The Board voted to elect Ricardo Robert Athayde Menezes, of Brazilian nationality, legally separated, journalist, CPF tax register Nr. 118.108.076-20, RG identity Nr. M/366.036, SSP/MG, resident and  domiciled in São Paulo, SP to the Company’s Senior Advisory Board for a period of two years, his term of office at the Company having been terminated 3) Alteration of Director’s Position Title: The Board decided to alter the title of the position held by Nilvo Mittanck, of Brazilian nationality, married, engineer, CPF tax register Nr. 489.093.519-34, RG identity Nr.10/C-3.411.303, SSP/SC, resident and domiciled in Itajaí, SC, from Director of Logistics and Supplies to Operations Director. 4) Autorization to Sell Property: The Board voted to authorize the sale, under the conditions proposed by Executive Management, of the Granja de Catanduvas property, situated in Faxinal do Amparo, Costa do Rio Jacutinga, Catanduvas, SC, registered under Nr. 5917 in the Catanduvas Real Estate Registry Office, to Paulo Ernani de Oliveira. 5) Other internal Company matters. CLOSING: These minutes, having been drawn up, read and approved, were signed by all present: Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary to the Meeting; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify this to be an exact copy of the original minutes drafted to Register Nr. 5 of the Minutes of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company, pages 54 and 55).

NEY ANTONIO FLORES SCHWARTZ

Secretary to the Meeting